Exhibit 99.1

Li Auto Inc. April 2023 Delivery Update

May 1, 2023

BEIJING, China, May 01, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 25,681 vehicles in April 2023, setting another monthly record while exceeding the 20,000 delivery mark for the second consecutive month and representing an increase of 516.3% year over year. The cumulative deliveries of Li Auto vehicles reached 335,599 as of the end of April.

“We are pleased to have delivered over 10,000 Li L7s in its first full month of deliveries, establishing the vehicle as a preferred choice among five-seat premium SUVs for Chinese families while marking the first time a Chinese branded five-seat SUV priced above RMB300,000 has achieved this monthly delivery milestone. We are also proud to have captured leading shares in both China’s NEV and SUV markets in the price segment above RMB300,000 in the first quarter of 2023,” commented Xiang Li, chairman and chief executive officer of Li Auto. “On the strategy front, during Auto Shanghai 2023, we have unveiled our autonomous driving and BEV roadmap. Regarding autonomous driving, we expect to release the city NOA for beta testing in Li AD Max 3.0 this quarter and target to roll out in 100 cities nationwide by the year end. Additionally, we have introduced our 800-volt fast charging solution, opening a new chapter through the paralleled development of EREVs and HPC BEVs. In terms of product planning, we will strive to establish a model portfolio of one super flagship vehicle, five EREVs, and five HPC BEVs by 2025 to fulfill diverse family needs in the price segment above RMB200,000.”

As of April 30, 2023, the Company had 302 retail stores in 123 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com